AMEND BOND PERIOD ENDORSEMENT

Named Assured NORTH SQUARE EVANSTON MULTI-ALPHA FUND		Endorsement Number 4
Bond Number J0664143A	Bond Period 05-06-2024 to 09-30-2025	Effective Date of Endorsement May 6, 2024
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following: FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1. Bond Period:	From: May 6, 2024

To: September 30, 2025

At 12:01 A.M. local time at the Address of Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

SECRETARY’S CERTIFICATE

I, Karen Jacoppo-Wood, Secretary of the North Square Evanston Multi-Alpha Fund (the “Fund”), a Delaware statutory trust, hereby duly certify and attest that the Board of Trustees of the Fund (the “Board”), including all of the Trustees who are not “interested persons” of the Fund as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), adopted the following resolutions at a meeting duly called and held on March 27, 2025, in accordance with the provisions of Section 4.4 of the Fund’s Amended and Restated Agreement and Declaration of Trust, and that such resolutions have not been modified or rescinded since their adoption and are in full force and effect as of the date hereof:

RESOLVED, that the appropriate officers of the North Square Evanston Multi-Alpha Fund (the “Fund”) be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to extend the Fidelity Bond consistent with the materials presented to the Board of Trustees of the Fund (the “Board”); and further

RESOLVED, that it is the finding of the Board that the extension of the Fidelity Bond, underwritten by Chubb/Federal Insurance Company, in the amount of $450,000 with a premium of approximately $473, for the period May 6, 2025 through September 30, 2025, covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the Investment Company Act of 1940, as amended (the “1940 Act”), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and further

RESOLVED, that the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Trustees; and further

RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the U.S. Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act

RESOLVED, that the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, in consultation with Fund Counsel, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has set her hand this 2nd day of April, 2025.

/s/ Karen Jacoppo-Wood Karen Jacoppo-Wood Secretary